May 13, 2026

Jerry J. Harrison, Jr
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street
Post Office Box 880
Toccoa, GA 30577

        Re: 1st Franklin Financial Corporation
            Registration Statement on Form S-1
            Filed May 08, 2026
            File No. 333-295692
Dear Jerry J. Harrison, Jr:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance